File No. 70-8899
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
             ______________________________________
                         Amendment No. 2
                             to the
                           FORM U-1/A
             ______________________________________

                     APPLICATION-DECLARATION

                              under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ______________________________________

Entergy Corporation                    Entergy Arkansas, Inc.
639 Loyola Avenue                      425 West Capitol Avenue
New Orleans, Louisiana  70113          Little Rock, Arkansas 72201

Entergy Services, Inc.                 Entergy Gulf States, Inc.
639 Loyola Avenue                      350 Pine Street
New Orleans, Louisiana  70113          Beaumont, Texas  77701

System Fuels, Inc.                     Entergy Louisiana, Inc.
350 Pine Street                        639 Loyola Avenue
Beaumont, Texas  77701                 New Orleans, Louisiana 70113

System Energy Resources, Inc.          Entergy Mississippi, Inc.
1340 Echelon Parkway                   308 East Pearl Street
Jackson, Mississippi  39213            Jackson, Mississippi 39201

Entergy Operations, Inc.               Entergy New Orleans, Inc.
1340 Echelon Parkway                   639 Loyola Avenue
Jackson, Mississippi  39213            New Orleans, Louisiana 70113

          (Names of companies filing this statement and
            addresses of principal executive offices)
             ______________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
             ______________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

      Lyn Rouchell                     Laurence M. Hamric, Esq.
      Assistant Treasurer              Denise C. Redmann, Esq.
      Entergy Services, Inc.           Entergy Services, Inc.
      639 Loyola Avenue                639 Loyola Avenue
      New Orleans, Louisiana  70113    New Orleans, Louisiana 70113

                          Thomas J. Igoe, Jr., Esq.
                          Reid & Priest LLP
                          40 West 57th Street
                          New York, New York  10019

Item 4.   Regulatory Approval

     Item 4 is amended in its entirety to read as follows:

     No state regulatory body or agency and no Federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

                           SIGNATURES

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the under signed thereunto duly authorized.

                                   ENTERGY SERVICES, INC.
                                   ENTERGY CORPORATION
                                   ENTERGY ARKANSAS, INC.
                                   ENTERGY GULF STATES, INC.
                                   ENTERGY LOUISIANA, INC.
                                   ENTERGY MISSISSIPPI, INC.
                                   ENTERGY NEW ORLEANS, INC.
                                   ENTERGY OPERATIONS, INC.
                                   SYSTEM ENERGY RESOURCES, INC.

                                   By:   /s/ William J. Regan, Jr.
                                        William J. Regan, Jr.
                                        Vice President and Treasurer


                                   SYSTEM FUELS, INC.


                                   By:   /s/ William J. Regan, Jr.
                                        William J. Regan, Jr.
                                        Vice President, Treasurer
                                        and Assistant Secretary

Dated:   November 25, 1996